UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

PortalPlayer, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

736187204 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736187204	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamrock Capital Growth Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,215,006 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,215,006 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamrock Capital Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,215,006 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,215,006 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* OO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamrock Holdings of California, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,215,006 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,215,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanley P. Gold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,215,006 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,215,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamrock Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,215,006 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,215,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy E. Disney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,215,006 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 2,215,006

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,006
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON* IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736187204	13G	Page 8 of 12 Pages

Item 1.
	(a)	Name of Issuer:

PortalPlayer, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

3255 Scott Boulevard, Bldg. 1
Santa Clara, CA 95054

Item 2.
	(a)	Name of Person Filing:

The statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1) Shamrock Capital Growth Fund, L.P. (the “Fund”);

(2) Shamrock Capital Partners, L.L.C. (“SCP”);

(3) Shamrock Holdings of California, Inc. (“SHOC”);

(4) Stanley P. Gold;

(5) Shamrock Holdings, Inc. (“SHI”); and

(6) Roy E. Disney

	(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of the Reporting Persons is 4444 Lakeside Drive, Burbank, CA 91505.

	(c)	Citizenship:

(1) The Fund is a Delaware limited partnership.

(2) SCP is a Delaware limited liability company.

(3) SHOC is a California corporation.

(4) Mr. Gold is a citizen of the United States.

(5) SHI is a Delaware corporation.

(6) Mr. Disney is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

736187204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 736187204	13G	Page 9 of 12 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

(1) The Fund may be deemed to beneficially own the 2,215,006 shares of the Common Stock, par value $0.0001, of the Issuer (the “Issuer Common Stock”) directly held by it.

(2) SCP, as the general partner of the Fund, may be deemed to beneficially own the 2,215,006 shares of Issuer Common Stock held by the Fund.

(3) Stanley P. Gold and SHOC, as the managing members of SCP, may be deemed to beneficially own the 2,215,006 shares of Issuer Common Stock held by the Fund.

(4) SHI, as the sole stockholder of SHOC, may be deemed to beneficially own the 2,215,006 shares of Issuer Common Stock held by the Fund.

(5) Roy E. Disney, as the controlling stockholder of SHI, may be deemed to beneficially own the 2,215,006 shares of Issuer Common Stock held by the Fund.

Each of SCP, SHOC, Mr. Gold, SHI and Mr. Disney disclaim beneficial ownership of the shares of Issuer Common Stock held by the Fund. Nothing in this Schedule 13G shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, the beneficial owner of the shares of Issuer Common Stock held by the Fund.

	(b)	Percent of class:

The 2,215,006 shares of Issuer Common Stock which may be deemed to be beneficially owned by each of the Reporting Persons represent 9.6% of the total number of issued and outstanding shares of Issuer Common Stock, based upon 23,090,242 shares of Issuer Common Stock issued and outstanding after giving effect to the completion of the Issuer’s initial public offering, and the underwriters’ exercise of their overallotment option in connection therewith, as set forth in the Issuer’s Prospectus, filed on November 19, 2004 pursuant to Rule 424(b)(i) of the Securities Act of 1933, as amended.

	(c)	Number of shares as to which such person has:

The Fund:

(i) Sole power to vote or to direct the vote: 2,215,006

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,215,006

(iv) Shared power to dispose or to direct the disposition of: 0

SCP:

(i) Sole power to vote or to direct the vote: 2,215,006

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,215,006

(iv) Shared power to dispose or to direct the disposition of: 0

SHOC:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,215,006

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,215,006

Stanley P. Gold:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,215,006

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,215,006

SHI:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,215,006

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,215,006

Roy E. Disney:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,215,006

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,215,006

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The partners of the Fund have a right to receive dividends or distributions paid with respect to, or proceeds from the sale of, the shares of Issuer Common Stock held by the Fund in accordance with their interests in the Fund, on the terms of, and subject to the conditions set forth in, the Fund’s partnership agreement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 736187204	13G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

SHAMROCK CAPITAL GROWTH FUND, L.P.

By:	Shamrock Capital Partners, L.L.C.,
Its General Partner

By:	/s/ Stephen D. Royer
Name:	Stephen D. Royer
Title:	Executive Vice President

SHAMROCK CAPITAL PARTNERS, L.L.C.

By:	/s/ Stephen D. Royer
Name:	Stephen D. Royer
Title:	Executive Vice President

CUSIP No. 736187204	13G	Page 11 of 12 Pages

STANLEY P. GOLD

/s/ Stanley P. Gold

SHAMROCK HOLDINGS OF CALIFORNIA, INC.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK HOLDINGS, INC.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

ROY E. DISNEY

/s/ Roy E. Disney

CUSIP No. 736187204	13G	Page 12 of 12 Pages

Exhibit Index

Document

Exhibit 1 —	Joint Filing Agreement among the Fund, SCP, SHOC, Stanley P. Gold, SHI and Roy E. Disney.